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Exhibit 12                     Xerox Corporation
                  Computation of Ratio of Earnings to Fixed Charges

                      Nine months ended              Year ended
                        September 30,                December 31,
(In millions)            1999    1998*   1998*  1997    1996    1995    1994

Fixed charges:
  Interest expense     $  606  $  553  $  748  $  617  $  592  $  603  $  520
  Rental expense           94     104     145     140     140     142     170
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries            700     657     893     757     732     745     690
Preferred stock dividends
  of subsidiaries          41      41      55      50       -       -       -
Capitalized interest        2       -       -       -       -       -       2
   Total fixed charges $  743  $  698  $  948  $  807  $  732  $  745  $  692

Earnings available for
  fixed charges:
  Earnings**           $1,671  $  (60) $  837  $2,268  $2,067  $1,980  $1,602
  Less undistributed
    income in minority
    owned companies       (39)    (49)    (27)    (84)    (84)    (90)    (54)
  Add fixed charges before
    capitalized interest
    and preferred stock
    dividends of
    subsidiaries          700     657     893     757     732     745     690
  Total earnings
    available for
    fixed charges      $2,332  $  548  $1,703  $2,941  $2,715  $2,635  $2,238

Ratio of earnings to
   fixed charges (1)(2)  3.14    0.79    1.80    3.64    3.71    3.54    3.23

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financing businesses.

* Earnings for the nine months of 1998 were inadequate to cover fixed charges. The coverage deficiency was $150 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 3.14 and 3.55 for the nine months ended September 30, 1998 and the year ended December 31, 1998, respectively.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."